As filed with the Securities and Exchange Commission on November 3, 2026

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act Of 1934

REDWOOD TRUST, INC.

(Name of Subject Company (Issuer))

Redwood Trust, Inc.
(Name of Filing Person (Issuer))

Common stock, par value $0.01 per share
(Title of Class of Securities)

758075402
(CUSIP Number of Securities)

Christopher J. Abate
Redwood Trust, Inc.
One Belvedere Place, Suite 300
Mill Valley, California 94941
Telephone: (415) 389-7373
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

Brian D. Paulson, Esq.

Gregg A. Noel, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Ave
Palo Alto, CA 94301

Telephone: (650) 470-4590

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

THE TENDER OFFER DESCRIBED IN THIS COMMUNICATION (THE “OFFER”) HAS NOT YET COMMENCED. THIS COMMUNICATION IS FOR INFORMATIONAL PURPOSES ONLY. THIS COMMUNICATION IS NOT A RECOMMENDATION TO BUY OR SELL SHARES OF COMMON STOCK OR ANY OTHER SECURITIES OF REDWOOD TRUST, INC. (THE “COMPANY”), AND IT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF COMMON STOCK OR ANY OTHER SECURITIES OF THE COMPANY.

ON THE COMMENCEMENT DATE OF THE OFFER, THE COMPANY WILL FILE A TENDER OFFER STATEMENT ON SCHEDULE TO CONTAINING AN OFFER TO EXCHANGE, FORMS OF LETTERS OF TRANSMITTAL AND RELATED EXHIBITS (“OFFERING DOCUMENTS”), WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”). THE OFFER WILL ONLY BE MADE PURSUANT TO THE OFFERING DOCUMENTS FILED WITH THE SEC AND AS A PART OF THE SCHEDULE TO. STOCKHOLDERS SHOULD READ CAREFULLY THE OFFERING DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE OFFER. ONCE THE OFFER IS COMMENCED, STOCKHOLDERS WILL BE ABLE TO OBTAIN A FREE COPY OF THE TENDER OFFER STATEMENT ON SCHEDULE TO, THE OFFERING DOCUMENTS AND OTHER DOCUMENTS THAT THE COMPANY WILL BE FILING WITH THE SEC AT THE SEC’S WEBSITE AT WWW.SEC.GOV.

ITEMS 1 THROUGH ITEM 11.

Not Applicable.

ITEM 12. EXHIBITS.

Exhibit No.	Document
99.1	Pre-Commencement Press Release issued on November 3, 2026.

ITEM 13.

Not applicable.

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